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                                                                 Exhibit 1.A5(c)

                                                                          NEV-40

Rider:  Temporary Term Insurance

The Company agrees that the Policy and its Riders will be in force as temporary term insurance from the Date of Issue to the Policy Date. During that period the amounts of insurance under the Policy and its Riders will be the same as the amounts on the Policy Date.

The premium for this Rider is due on the Date of Issue in the amount shown in the Policy Schedule.

During the temporary term insurance period the Policy will have no cash or loan value.

This Rider is made a part of the Policy to which it is attached if the Rider is listed in the Policy Schedule.

New England Variable Life Insurance Company
501 Boylston Street, Boston, Massachusetts


John A. Fibiger             Kernan F. King
/s/                         /s/
President                   Secretary